Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi to invest in a leading-edge production site in Singapore; continues to strengthen its vaccines manufacturing capacities

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Sanofi will invest €400 million over five years to create a unique vaccine production site in Singapore, pushing the boundaries of operations through cutting edge manufacturing and digital technologies.

*	The new site will provide Sanofi with the ability to produce innovative vaccines on a massive scale for Asia, and quickly respond to future pandemic risks.
*	The Singapore site will complement Sanofi’s existing manufacturing capacities in Europe and North America and will become a regional center of excellence for vaccines production in Asia.

PARIS – April 12, 2021 - Sanofi today announced a €400 million investment over five years to create a unique vaccine production center in Singapore, pushing the boundaries of operations through cutting edge manufacturing and digital technologies. In partnership with the Singapore Economic Development Board (EDB), the new site will mainly supply the Asian region and complement existing manufacturing capacities in Europe and North America.

The investment furthers Sanofi’s commitment to driving the future of vaccines by expanding manufacturing capabilities to ensure quality and scale, while responding to the risk of future pandemics. The project is expected to create up to 200 local jobs and enhance Singapore’s position as a regional innovation hub for the healthcare industry.

“As a major healthcare player, it’s our responsibility to act and to meet the unprecedented growing demands for vaccines. By investing in a new production site in Singapore, Sanofi is aiming to strengthen production capacity to meet ever-growing global demands on vaccines, and answer more rapidly to future pandemics,” said Thomas Triomphe, Executive Vice President and Global Head of Sanofi Pasteur. “We are very pleased by the strong collaboration with the Singapore Economic Development Board to achieve this exciting milestone.”

“Sanofi’s decision to locate its first-in-Asia digitally-enabled vaccine production center in Singapore, to supply markets in the region and beyond, is an endorsement of Singapore’s position as a leading centre for advanced manufacturing” said Dr Beh Swan Gin, Chairman, EDB. “EDB will continue to promote digitalization, automation and innovation to transform the manufacturing sector and create good jobs for Singaporeans.”

This factory will be designed around a central unit housing several fully digitalized modules that allow production of three to four vaccines simultaneously, versus only one in current industrial sites. In addition, the factory will have the flexibility to leverage multiple vaccine manufacturing technology platforms based on different cell types This modularity and flexibility will allow the production of a specific vaccine to be prioritized in a faster timeframe depending on public health needs.

The project is currently entering its design phase with construction expected to begin in Q3 2021. The five-year project will see the site fully operational in Q1 2026 once all qualifications and validations of the first manufactured vaccine have been completed.

In the context of Sanofi’s environmental strategy, the site is designed to be carbon-neutral, and to drastically reduce both resource consumption and waste production.

Editor’s Note: This investment in a new vaccine manufacturing facility further demonstrates Sanofi’s overall growth strategy, with vaccines contributing as a key growth driver through differentiated products, market expansion and new launches. It follows an announcement made in March to build a new facility in Canada to increase the Company’s global availability of high-dose influenza vaccine.

A world leader in vaccines

Sanofi, with its global vaccine entity Sanofi Pasteur, is a leading vaccine developer and manufacturer. Sanofi offers a portfolio of vaccines to protect children, adolescents, and adults from diseases such as influenza, infectious diseases, and endemic diseases.

With 16,000 employees and an international network of 12 industrial sites dedicated to vaccine manufacturing, Sanofi Pasteur’s vaccines protect more than half a billion people in the world.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Nicolas Kressmann Tel.: +1 732-532-5318 Nicolas.Kressmann@sanofi.com

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Sanofi Forward-Looking Statements

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